Algonquin Power & Utilities Corp. Declares First Quarter 2021 Common Share Dividend of U.S.$0.1551 (C$0.1959)
Oakville, Ontario - March 4, 2021 - Algonquin Power & Utilities Corp. (“AQN”) (TSX/NYSE: AQN) announced today that the Board of Directors has declared a dividend of U.S.$0.1551 per share on its common shares, payable on April 15, 2021, to the shareholders of record on March 31, 2021, for the period from January 1, 2021 to March 31, 2021. Shareholders receiving dividends in cash can elect to receive the dividend in Canadian dollars in the amount of C$0.1959.
The common share dividend will be paid in cash or, if a shareholder has enrolled in the shareholder dividend reinvestment plan (the “Plan”), dividends will be reinvested in additional common shares (“Plan Shares”) of AQN as per the Plan. Plan Shares will be acquired by way of a Treasury Purchase at the average market price as defined in the Plan less a 5% discount.
Pursuant to the Income Tax Act (Canada) and corresponding provincial legislation, AQN hereby notifies its common shareholders that such dividends declared qualify as eligible dividends.
The quarterly dividends payable on common shares are declared in U.S. dollars. Beneficial shareholders (those who hold common shares through a financial intermediary) who are resident in Canada or the United States may request to receive their dividends in either U.S. dollars or the Canadian dollar equivalent by contacting the financial intermediary with whom the common shares are held. Unless the Canadian dollar equivalent is requested, shareholders will receive dividends in U.S. dollars, which, as is often the case, the financial intermediary may convert to Canadian dollars. Registered shareholders receive dividend payments in the currency of residency. Registered shareholders may opt to change the payment currency by contacting AST Trust Company (Canada) at 1-800-387-0825 prior to the record date of the dividend.
The Canadian dollar equivalent of the quarterly dividend is based on the Bank of Canada daily average exchange rate on the day before the declaration date.
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility with approximately $13 billion of total assets. Through its two business groups, the Regulated Services Group and the Renewable Energy Group, AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of electric generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN is a global leader in renewable energy through its portfolio of long-term contracted wind, solar, and hydroelectric generating facilities. AQN owns, operates, and/or has net interests in over 3 GW of installed capacity.
AQN is committed to delivering growth and the pursuit of operational excellence in a sustainable manner through an expanding global pipeline of renewable energy and electric transmission development projects, organic growth within its rate-regulated generation, distribution, and transmission businesses, and the pursuit of accretive acquisitions.

AQN's common shares, Series A preferred shares, and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares, Series 2018-A subordinated notes and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN, AQNA and AQNB, respectively.
Visit AQN at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.
Investor Inquiries:
Amelia Tsang
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Oakville, Ontario, L6J 2X1
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Liberty
354 Davis Road, Oakville, Ontario, L6J 2X1
E-mail: Corprorate.Communications@libertyutilities.com
Telephone: (905) 465-4500